July 10, 2019

Mark Hawkins
Chief Financial Officer
salesforce.com, inc.
415 Mission Street, 3rd Fl
San Francisco, CA 94105

       Re: salesforce.com, inc.
           Form 10-K for the Fiscal Year Ended January 31, 2019
           Filed March 8, 2019
           File No. 001-32224

Dear Mr. Hawkins:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Information
Technologies
                                                          and Services